Exhibit 3

CONSENT OF RATING AGENCY

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-13784 and 333-139512) pertaining to employees’ stock option plans of Elbit Systems Ltd. (the “Company”) of the reference to our “Aa1” rating (Israeli Rating Scale) and of the unofficial translation of our  Rating Report dated March 18, 2012, with respect to the Series A Notes issued by the Company and for additional Series A Notes that may be issued by the Company at a sum of up to approximately $240 million (having nominal NIS value as of the date of this report of 900 million NIS), included in this current report on Form 6-K.

/s/ Gil Gazit

Gil Gazit, CEO
Midroog Ltd

Tel-Aviv, Israel,
March 26, 2012.